EXHIBIT 99.2

Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

Consolidated Financial Statements

for the Years Ended December 31, 2005, 2004 and 2003

and Report of Independent Registered Public Accounting Firm

Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of

Marina District Development Company, LLC

Atlantic City, New Jersey

We have audited the accompanying consolidated balance sheets of Marina District Development Company and subsidiary (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in member equity and other comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Marina District Development Company, LLC and subsidiary at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Parsippany, New Jersey

March 13, 2006

Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

Consolidated Balance Sheets

(In thousands)

	December 31,
	2005	2004
Assets

Current assets
Cash and cash equivalents	$49,848	$37,567
Accounts receivable, net	33,808	23,905
Income tax receivable	17,831	23,021
Due from related parties	54	322
Inventories	3,107	2,986
Prepaid expenses and other	4,529	5,000
Deferred income taxes	1,178	487

Total current assets	110,355	93,288
Property and equipment, net	1,013,744	961,737
Deferred loan origination fees, net	8,619	10,639
Other assets, net	8,257	3,922

Total assets	$1,140,975	$1,069,586

Liabilities and Member Equity

Current liabilities
Current maturities of long-term debt	$—	$2,000
Accounts payable	11,290	7,151
Construction payables	20,996	1,628
Income taxes payable	7,107	2,219
Accrued payroll and related	27,071	22,839
Accrued interest	744	4,822
Accrued gaming liabilities	20,218	17,341
Accrued and other liabilities	21,171	17,593
Due to related parties	699	864

Total current liabilities	109,296	76,457
Long-term debt, net of current maturities	341,700	423,600
Fair value of derivative financial instruments	—	5,626
Deferred income taxes	4,472	265
Other liabilities	7,400	3,897
Commitments and contingencies (Note 8)

Member equity	678,107	559,741

Total liabilities and member equity	$1,140,975	$1,069,586

The accompanying notes are an integral part of these consolidated financial statements.

Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

Consolidated Statements of Operations

(In thousands)

	Year Ended December 31,
	2005	2004	2003
Revenues
Gaming	$696,965	$623,400	$258,270
Food and beverage	121,013	119,946	52,519
Room	91,257	85,166	39,285
Other	35,470	23,769	9,785

Gross revenues	944,705	852,281	359,859
Less promotional allowances	180,722	175,862	68,445

Net revenues	763,983	676,419	291,414

Costs and expenses
Gaming	265,024	237,091	104,839
Food and beverage	45,510	46,227	24,106
Room	11,205	10,607	5,207
Other	31,515	19,149	9,945
Selling, general and administrative	106,819	103,001	62,774
Maintenance and utilities	52,176	44,777	20,121
Depreciation and amortization	56,951	56,811	27,969
Loss on disposal of assets	160	184	152
Preopening expenses	—	—	39,186

Total	569,360	517,847	294,299

Operating income (loss)	194,623	158,572	(2,885)

Other income (expense)
Interest expense, net of amounts capitalized	(23,930)	(35,118)	(21,694)
Net gain (loss) on derivative financial instruments	(808)	222	699

Total	(24,738)	(34,896)	(20,995)

Income (loss) before benefit from income taxes	169,885	123,676	(23,880)
Benefit from income taxes	1,303	9,789	3,487

Net income (loss)	$171,188	$133,465	$(20,393)

The accompanying notes are an integral part of these consolidated financial statements.

Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

Consolidated Statements of Changes in Member Equity and Other Comprehensive Income (Loss)

For The Years Ended December 31, 2005, 2004 and 2003

(In thousands)

	Capital Contributions	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Member Equity	Total Comprehensive Income (Loss)
Balances, January 1, 2003	$364,000	$(24,984)	$(23,526)	$315,490
Capital contributions	122,300	—	—	122,300
Capital contributions receivable	(39,600)	—	—	(39,600)
Net loss	—	(20,393)	—	(20,393)	$(20,393)
Derivative instruments market adjustment, including a tax benefit of $1.5 million	—	—	8,385	8,385	8,385

Total comprehensive loss	—	—	—	—	$(12,008)

Balances, December 31, 2003	446,700	(45,377)	(15,141)	386,182
Capital contributions	30,807	—	—	30,807
Net income	—	133,465	—	133,465	$133,465
Derivative instruments market adjustment, net of taxes of $0.9 million	—	—	9,287	9,287	9,287

Total comprehensive income	—	—	—	—	$142,752

Balances, December 31, 2004	477,507	88,088	(5,854)	559,741
Distributions	—	(58,676)	—	(58,676)
Net income	—	171,188	—	171,188	$171,188
Derivative instruments market adjustment, net of taxes of $0.6 million	—	—	5,854	5,854	5,854

Total comprehensive income	—	—	—	—	$177,042

Balances, December 31, 2005	$477,507	$200,600	$—	$678,107

The accompanying notes are an integral part of these consolidated financial statements.

Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2005	2004	2003
Cash Flows from Operating Activities
Net income (loss)	$171,188	$133,465	$(20,393)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	56,951	56,811	27,969
Amortization of deferred loan origination fees	2,020	2,238	1,119
Loss on disposal of assets	160	184	152
Net (gain) loss on derivative financial instruments	808	(222)	(699)
Deferred income taxes	3,516	6,890	(5,615)
Provision for doubtful accounts	4,381	4,995	2,561
Non-cash preopening expenses	—	—	1,439
Changes in operating assets and liabilities
Due to (from) related parties	103	(2,279)	(454)
Accounts receivable	(14,284)	(12,199)	(19,262)
Income tax receivable	5,190	(23,021)	—
Inventories	(121)	(765)	(2,221)
Prepaid expenses and other	471	(1,454)	(4,258)
Other assets	(4,473)	(557)	(3,374)
Other current liabilities	15,056	15,297	54,903
Other liabilities	3,503	3,483	306

Net Cash provided by Operating Activities	244,469	182,866	32,173

Cash Flows from Investing Activities -
Acquisition of property and equipment	(89,612)	(23,237)	(382,896)

Cash Flows from Financing Activities
Financing fees	—	(3,572)	—
Borrowings under bank credit agreements	573,000	367,792	474,400
Payments under bank credit agreements	(656,900)	(548,348)	(201,044)
Capital contributions	—	30,807	82,700
Distributions paid	(58,676)	—	—

Net Cash provided by (used in) Financing Activities	(142,576)	(153,321)	356,056

Net increase in cash and cash equivalents	12,281	6,308	5,333
Cash and cash equivalents, beginning of period	37,567	31,259	25,926

Cash and cash equivalents, end of period	$49,848	$37,567	$31,259

Supplemental Disclosure of Cash Flow Information
Cash paid for interest, net of amounts capitalized	$26,019	$29,218	$19,674

Cash paid for income taxes	$7,605	$6,007	$700

The accompanying notes are an integral part of these consolidated financial statements.

Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

Consolidated Statements of Cash Flows (Continued)

(In thousands)

	Year Ended December 31,
	2005	2004	2003
Supplemental Schedule of Non-Cash Investing and Financing Activities

Payables for capital expenditures	$18,200	$—	$5,585

Amortized loan origination fees included in construction in progress	$—	$—	$1,280

The accompanying notes are an integral part of these consolidated financial statements.

Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of Marina District Development Company, LLC, d.b.a. Borgata, (a development-stage enterprise prior to July 3, 2003) (“MDDC, LLC”) and Marina District Finance Company, Inc. (“MDFC”), its wholly-owned subsidiary, collectively referred to herein as the “Company”, “We”, or “Us”. The Company is a wholly-owned subsidiary of Marina District Development Holding Co., LLC (“Holding Company” or “Parent”). Holding Company is jointly owned by MAC, Corp. (“MAC”), a wholly-owned subsidiary of MGM MIRAGE, and Boyd Atlantic City, Inc. (“BAC”), a wholly-owned subsidiary of Boyd Gaming Corporation. Our purpose is to develop, own, and operate a hotel casino and spa facility at Renaissance Pointe in Atlantic City, New Jersey. We opened Borgata on July 3, 2003 with approximately 2,000 hotel rooms, a 125,000 square foot casino, and other amenities.

We are currently in the process of two major expansions at Borgata. The first expansion (“Public Space Expansion”) is a project with an estimated cost of $200 million and the second expansion (“Rooms Expansion”) is a project with an estimated cost of $325 million. The Public Space Expansion consists of substantial additions of both gaming and non-gaming amenities to be built on a portion of the existing surface parking lot. The centerpiece of the Rooms Expansion is a new hotel tower, The Water Club at Borgata, containing approximately 800 rooms and suites, to be built on a portion of the existing surface parking lot, near the existing porte cochere. In addition to the hotel, which will have an arrival separate from our existing hotel tower, the Rooms Expansion will include a new spa, additional meeting room space, and a new parking structure. Access to our existing facilities and the Public Space Expansion amenities is intended to be seamless and convenient. The Public Space Expansion construction commenced in December 2004 with expected completion to occur in the second quarter of 2006. The Rooms Expansion construction began January 2006 and is scheduled for completion in the fourth quarter of 2007. Boyd Gaming Corporation and MGM MIRAGE have approved both projects, which will be built on land leased from MGM MIRAGE (See Note 4). BAC and MAC do not expect to make further capital contributions to us for the expansion projects as we expect to finance the projects from our cash flow and from our recently amended bank credit facility (see Note 5).

Pursuant to the Joint Venture Agreement (the “JV Agreement”), BAC, as the managing venturer of the Holding Company, has oversight responsibility for the management of Borgata which includes the design, development, and construction as well as the day to day operations. We do not record a management fee to BAC as our management team directly performs these services or negotiates contracts to provide for these services. As a result, the costs of these services are directly borne by the Company and are reflected in our accompanying consolidated financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with maturities of three months or less at their date of purchase. The carrying value of these investments approximates their fair value due to their short maturities.

Accounts Receivable, net

Accounts receivable consist primarily of casino, hotel and other receivables, net of an allowance for doubtful accounts of $10.2 million and $7.1 million at December 31, 2005 and 2004, respectively. The allowance for doubtful accounts is estimated based upon our collection experience and the age of the receivables.

Inventories

Inventories consist primarily of food and beverage and retail items and are stated at the lower of cost or market. Cost is determined using the average cost method.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets (see Note 3). Costs of major improvements are capitalized, while costs of normal repairs and maintenance are charged to expense as incurred. Losses on disposal of assets are recognized when such assets are impaired while gains are recognized as realized.

Capitalized Interest

Interest costs associated with our original project and expansion projects are capitalized. Interest costs, which include commitment fees, letter of credit fees and the amortized portion of deferred loan origination fees, are capitalized on amounts expended for the respective projects using our weighted average cost of borrowing. Capitalization of interest ceases when the projects, or discernible portions of the projects, are substantially complete. We amortize capitalized interest over the estimated useful life of the related asset. Capitalized interest for the years ended December 31, 2005, 2004 and 2003 was $2.0 million, less than $0.1 million, and $18.2 million, respectively.

Deferred Loan Origination Fees

Deferred loan origination fees incurred in connection with the issuance of long-term debt are amortized over the terms of the related debt agreement.

Revenue and Promotional Allowances

Gaming revenue represents the net win from gaming activities, which is the difference between gaming wins and losses. The majority of our gaming revenue is counted in the form of cash, chips and tokens and therefore is not subject to any significant or complex estimation procedures. Gross revenues include the estimated retail value of rooms, food and beverage, and other goods and services provided to customers on a complimentary basis. Such amounts are then deducted as promotional allowances. The estimated costs and expenses of providing these promotional allowances are charged to the gaming department in the following amounts (in thousands):

	Year Ended December 31,
	2005	2004	2003
Room	$17,089	$16,165	$7,340
Food and beverage	44,028	40,793	17,060
Other	7,744	5,649	5,137

Total	$68,861	$62,607	$29,537

Promotional allowances also include incentives such as cash, goods and services (such as complimentary rooms and food and beverages) earned in our slot club and other gaming programs. We reward customers, through the use of loyalty programs, with points based on amounts wagered that can be redeemed for a specified period of time, principally for restricted free play slot machine credits and complimentary goods or services. We record the estimated retail value of these incentives as revenue and then deduct them as a promotional allowance. For the years ended December 31, 2005, 2004 and 2003, these incentives were $58.8 million, $62.4 million and $20.1 million, respectively.

Income Taxes

Our Parent and we are treated as a partnership for federal income tax purposes; therefore, federal income taxes are the responsibility of MAC and BAC. In New Jersey, casino partnerships are subject to state income taxes under the Casino Control Act; therefore, we are required to record New Jersey state income taxes. In 2004, we were granted permission by New Jersey, pursuant to a ruling request, to file a consolidated New Jersey corporation business tax return with MAC and BAC. In accordance with our tax sharing agreement, we have agreed with MAC and BAC that our tax liability will be based upon our stand-alone separate activity, as reflected in our consolidated financial statements.

Pursuant to an amendment to the Casino Control Act, effective July 1, 2003, we are also subject to a 7.5% Adjusted Net Profits Tax which is imposed on a casino’s adjusted net income as defined in the Casino Control Commission regulations. This tax of $3.8 million per year is based on our adjusted net income for our first twelve months of operations ended on June 30, 2004 and is imposed for each of the three fiscal years ending June 30, 2004 through June 30, 2006. We are entitled to a 50% credit against our Adjusted Net Profits Tax if we make qualifying capital expenditures, as defined by statute. We recognize this credit in arriving at our state tax benefit reported on the accompanying consolidated statement of operations (see Note 7).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes. Significant estimates incorporated into our accompanying consolidated financial statements include the estimated useful lives for depreciable and amortizable assets, the estimated allowance for doubtful accounts receivable, estimated valuation allowance for deferred tax assets, the estimate for available tax credits, the estimated liabilities for our self-insured medical plan, slot club programs, contingencies and litigation, claims and assessments. Actual results could differ from those estimates and assumptions.

Preopening Expenses

We expensed certain costs of start-up activities as incurred during our development stage, which ended when we began operating on July 3, 2003. We expensed preopening expenses of $64.2 million during the period that commenced on August 6, 1998 (date of inception) and ended on July 2, 2003.

Advertising Expense

Advertising costs are expensed the first time such advertising appears. Total advertising costs included in selling, general and administrative expenses on the accompanying consolidated statements of operations were $8.7 million, $6.8 million and $5.6 million, respectively, for the years ended December 31, 2005, 2004 and 2003.

Employee Benefit Plans

We contribute to pension plans under various union agreements. Contributions, based on wages paid to covered employees, totaled approximately $3.8 million, $3.7 million and $1.0 million, respectively, for the years ended December 31, 2005, 2004 and 2003.

We have a retirement savings plan under Section 401(k) of the Internal Revenue Code covering our non-union employees. The plan allows employees to defer up to the lessor of the Internal Revenue Code prescribed maximum amount or 100% of their income on a pre-tax basis through contributions to the plan. We expensed our voluntary contributions to the 401(k) plan of $2.8 million, $2.5 million and $0.6 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Self Insurance

We are currently self insured up to $1.0 million, $0.5 million, and $0.2 million with respect to each property damage claim, general liability claim, and non-union employee medical case, respectively. We have accrued $3.6 million and $2.7 million for such claims at December 31, 2005 and 2004, respectively, and incurred expenses of approximately $12.6 million, $7.0 million and $6.7 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Derivative Financial Instruments and Other Comprehensive Income

All of our interest rate protection agreements matured on or before December 31, 2005 (see Note 6). We accounted for our interest rate protection agreements as derivative financial instruments in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments. Our derivative financial instruments were utilized to reduce interest rate risk. We do not enter into derivative financial instruments for trading or speculative purposes. SFAS No. 133 requires all derivatives to be recognized on the balance sheet at fair value. Derivatives that are not designated as hedges must be adjusted to fair value through income. For derivatives designated as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged item through earnings or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings.

We accounted for our comprehensive income (loss) in accordance with SFAS No. 130, Reporting Comprehensive Income. Such amounts of accumulated other comprehensive income (loss) related to our derivative financial instruments reversed through our consolidated statements of operations over the lives of the derivative financial instruments.

Recently Issued Accounting Standards

In March 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations. This interpretation clarifies the term conditional asset retirement obligation as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations and requires the recognition of a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. This interpretation is effective for fiscal periods ending after December 15, 2005. The 2005 adoption of this interpretation did not have a material impact on our consolidated financial statements.

In October 2005, the FASB issued FASB Staff Position (“FSP”) No. 13-1, Accounting for Rental Costs Incurred during a Construction Period. This FSP requires rental costs associated with ground operating leases that are incurred during a construction period be recognized as rental expense. This FSP is effective for fiscal periods beginning after December 15, 2005. We currently do not expect the adoption of this FSP to have a material impact on our consolidated financial statements (see Note 4).

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections. This statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Additionally, this statement provides guidance on recording and disclosing changes in accounting estimates. This SFAS is effective for changes and corrections of errors made in fiscal years beginning after December 15, 2005. We currently do not expect the adoption of this SFAS to have a material impact on our consolidated financial statements.

Reclassifications

Certain prior period amounts in the accompanying consolidated financial statements have been reclassified to conform to the December 31, 2005 presentation. These reclassifications had no effect on our net income (loss) as previously reported.

Note 2. Capital Contributions

At December 31, 2003, we had recorded contributions receivable from BAC and MAC in the amounts of $35.5 million and $4.1 million, respectively. These contributions receivable were classified as part of member equity on the consolidated balance sheet at December 31, 2003. Each receivable included $4.1 million related to unfunded contributions pursuant to the total of agreed-upon project costs in the operating agreement. The receivable from BAC also included $31.4 million related to the excess of total estimated project costs over the total agreed-upon project costs. In June 2004, BAC and MAC signed an agreement that finalized the total amount of our original project costs subject to the resolution of a minor contract dispute and the potential refund of certain construction fees. Pursuant to this agreement, both BAC and MAC agreed to waive the remaining capital contributions, which were finalized at $4.0 million each and would have funded us to the total of agreed-upon project costs. In addition, BAC agreed to pay a total of $30.8 million to fulfill their obligation to fund the excess of actual original project costs, calculated before any resolution to the minor outstanding issues, above the total of agreed-upon costs. Accordingly, in June 2004, BAC made a $30.8 million capital contribution to us that was applied to the contribution receivable recorded at December 31, 2003. As such, there are no contributions receivable recorded at December 31, 2005 or 2004.

Note 3. Property and Equipment

Property and equipment consists of the following (in thousands):

	Estimated Life (Years)	December 31,
		2005	2004
Land	—	$87,301	$87,301
Building and improvements	3-40	800,190	795,490
Furniture and equipment	3-7	165,043	148,224
Construction in progress	—	96,896	9,959

Total		1,149,430	1,040,974
Less accumulated depreciation		135,686	79,237

Property and equipment, net		$1,013,744	$961,737

Depreciation expense was $56.8 million, $53.2 million and $26.4 million for the years ended December 31, 2005, 2004 and 2003, respectively. At December 31, 2005, we had two major expansions in process (see Note 1). The majority of the total expenditures for these projects as of December 31, 2005 are classified as construction in progress in the above table.

Note 4. Related Parties

Pursuant to the JV Agreement, MAC is solely responsible for any investigation, analyses, clean-up, detoxification, testing, monitoring, or remediation related to Renaissance Pointe. MAC is also responsible for their allocable share of expenses related to master plan and government improvements at Renaissance Pointe. The related amounts due from MAC for these types of expenditures incurred by us were less than $0.1 million and $0.3 million at December 31, 2005 and 2004, respectively. Reimbursable expenditures incurred were $0.2 million, $0.7 million and $0.7 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Pursuant to the JV Agreement, MAC was responsible for the development of master plan and government improvements at Renaissance Pointe. The related amounts due to MAC for our allocable share of these types of expenditures were $0 at December 31, 2005 and 2004. Master plan and government improvement expenditures reimbursable to MAC were $12.9 million for the year ended December 31, 2003 and were capitalized on the accompanying consolidated balance sheets.

In 2005, we entered into a series of ground lease agreements with MAC related to our expansion projects which increase our leased premises from a total of 15.5 acres to a total of 19.0 acres (see Note 8). These new ground lease agreements and the modified existing employee parking garage ground lease agreement provide the land on which our existing employee parking garage, the Public Space Expansion, the Rooms Expansion, and a modified surface parking lot will reside. The lease terms extend until December 31, 2070 with the exception of the surface parking lot lease (which can be terminated by either party upon 18 months written notice). The related amounts due to MAC for these types of expenditures were $0.3 million and $0.5 million at December 31, 2005 and 2004, respectively. Related rent incurred was $4.9 million,

$1.3 million and $1.2 million for the years ended December 31, 2005, 2004 and 2003, respectively, portions of which were capitalized on the accompanying consolidated balance sheets and portions of which were included in the accompanying consolidated statements of operations.

Pursuant to the ground lease agreements, we are responsible for reimbursing MAC for related property taxes paid on our behalf. The related amounts due to MAC for these types of expenditures were $0 at December 31, 2005 and 2004. Related property tax incurred was $1.7 million, $0.7 million and $0.6 million for the years ended December 31, 2005, 2004 and 2003, respectively, portions of which were capitalized on the accompanying consolidated balance sheets and portions of which were included in the accompanying consolidated statements of operations.

In 2003, we entered into a one year airplane lease agreement with BAC. The related amounts due to BAC for these types of expenditures were $0 at December 31, 2005 and 2004. Related rent expense payments were $0.3 million and $0.2 million for the years ended December 31, 2004 and 2003, respectively. In 2004, we purchased the airplane from BAC for its appraised value of $5.8 million.

We reimburse BAC for compensation paid to employees performing services for us on a full-time basis and for out-of-pocket costs and expenses incurred related to travel. BAC is also reimbursed for various payments made on our behalf primarily related to third party legal fees, investigative fees, and other. The related amounts due to BAC for these types of expenditures paid by BAC were $0.4 million at December 31, 2005 and 2004. Reimbursable expenditures during the years ended December 31, 2005, 2004, and 2003 were $6.0 million, $2.3 million and $5.5 million, respectively, portions of which were capitalized on the accompanying consolidated balance sheets and portions of which were included in the accompanying consolidated statements of operations.

The related party balances are non-interest bearing.

Note 5. Debt

On February 15, 2006, the First Amendment was made to our First Amended and Restated Credit Agreement among MDFC, MDDC, Canadian Imperial Bank of Commerce and certain other financial institutions. The amended bank credit agreement modified our existing amended bank credit agreement and consists of a $750 million revolving credit facility that matures on January 31, 2011. Availability under the revolving credit facility was used to repay in full the outstanding term loan component of the existing amended bank credit agreement.

The interest rate on the revolving credit facility is based upon either (i) the agent bank’s quoted base rate or (ii) the Eurodollar rate, plus an applicable margin that is determined by the level of a predefined financial leverage ratio. In addition, we incur a commitment fee on the unused portion of the revolving credit facility that ranges from 0.2% to 0.375% per annum. The amended bank credit agreement is secured by substantially all of our real and personal property and is non-recourse to MAC and BAC.

The amended bank credit agreement contains certain financial and other covenants, including, without limitation, various covenants (i) establishing a maximum permitted total leverage ratio, (ii) imposing limitations on the incurrence of additional secured indebtedness, (iii) imposing limitations on the maximum permitted expansion capital expenditures during the term of the amended bank credit agreement and (iv) imposing restrictions on investments, dividends and certain other payments.

Amounts outstanding under each component of our bank credit agreements are as follows (in thousands):

	December 31,
	2005	2004
Term loan	$198,000	$200,000
Revolving line of credit	143,700	225,600

Total debt	341,700	425,600
Less current maturities	—	2,000

Total long-term debt	$341,700	$423,600

The scheduled maturities of long-term debt for the years ending December 31, after giving effect to the amended bank credit agreement discussed above, are as follows (in thousands):

2006	$—
2007	—
2008	—
2009	—
2010	—
Thereafter	341,700

Total	$341,700

Prior to the amendment on February 15, 2006, our First Amended and Restated Credit Agreement among MDFC, MDDC, Canadian Imperial Bank of Commerce and certain other financial institutions had become effective on October 20, 2004. The amended bank credit agreement modified our original bank credit agreement.

Under the existing amended bank credit facility, which consisted of a $200 million term loan and a $450 million revolving credit facility, $198 million of borrowings were outstanding under the term loan and $143.7 million was outstanding under the revolving credit facility at December 31, 2005, leaving availability under the existing amended bank credit facility of $306.3 million.

The interest rate on the term loan was based upon either (i) the agent bank’s quoted base rate or (ii) the Eurodollar rate, plus a fixed margin. The interest rate on the revolving credit facility was based upon either (i) the agent bank’s quoted base rate or (ii) the Eurodollar rate, plus an applicable margin that is determined by the level of a predefined financial leverage ratio. In addition, we incurred a commitment fee on the unused portion of the revolving credit facility that ranged from 0.25% to 0.5% per annum. The blended interest rates for outstanding borrowings under the existing amended bank credit agreement at December 31, 2005 and 2004 were 5.9% and 4.0%, respectively. The existing amended bank credit agreement was secured by substantially all of our real and personal property and was non-recourse to MAC and BAC.

The existing amended bank credit facility contained certain financial and other covenants, including, without limitation, various covenants (i) requiring the maintenance of a fixed charge coverage ratio, (ii) establishing a maximum permitted total leverage ratio, (iii) imposing limitations on the incurrence of additional secured indebtedness, (iv) imposing limitations on the maximum permitted expansion capital expenditures during the term of the existing amended bank credit facility and (v) imposing restrictions on investments, dividends and certain other payments. We believe we were in compliance with these covenants as of December 31, 2005.

Note 6. Interest Rate Protection Agreements

On March 8, 2001, we entered into several interest rate protection agreements to comply with the requirements of our original bank credit agreement at an initial cost of $0.8 million. All of our interest rate protection agreements matured on or before December 31, 2005. The interest rate protection agreements were cash flow hedges and consisted of interest rate swaps, caps and collars with a combined total initial aggregate notional amount of $310 million that commenced and matured at various dates ranging from December 2001 to December 2005. The aggregate notional amount of the agreements at December 31, 2004 was $290 million. The interest rate protection agreements were accounted for as derivative financial instruments in accordance with SFAS No. 133. The fair values of the derivative financial instruments at December 31, 2004 have been recorded on the accompanying consolidated balance sheets. Net interest paid or received pursuant to the derivative financial instruments is included in interest expense in the period. The net effect of our interest rate swaps resulted in an increase in interest of $5.1 million, $10.0 million and $11.6 million, respectively, greater than the contractual rate of the underlying hedged debt for the years ended December 31, 2005, 2004 and 2003. At December 31, 2004, the weighted average fixed interest rate that we received was 2.6% and the weighted average variable interest rate that we paid was 5.0%.

The following table reports the effects of the mark to market valuations of our derivative financial instruments for the periods indicated (in thousands). The increase or decrease in fair value of certain hedges deemed to be ineffective is reported in the accompanying consolidated statements of operations. The increase or decrease in fair value of certain hedges deemed to be effective is reported in other comprehensive income (loss) as a component of member equity on the accompanying consolidated balance sheets.

	Year Ended December 31,
	2005	2004	2003
Net gain (loss) on derivative financial instruments due to ineffectiveness in certain hedges	$(808)	$222	$82

Derivative financial instruments market adjustment	$6,434	$10,204	$6,887
Tax effect of derivative financial instruments market adjustment, including effect of change of tax status (Note 7)	(580)	(917)	1,498

Net derivative financial instruments market adjustment	$5,854	$9,287	$8,385

Note 7. Income Taxes

In connection with the commencement of operations on July 3, 2003, we recognized a tax benefit related to operating loss carryforwards accumulated during our development period. This benefit was partially offset by the state income tax and the adjusted net profits tax related to our 2003 post-opening pretax income.

We are entitled to a 50% credit against our Adjusted Net Profits Tax (see Note 1) if we make qualifying capital expenditures, as defined by statute. In 2003, we placed a valuation allowance of approximately $0.5 million on the credit because we had not made any qualifying capital expenditures, nor did we have any definitive expansion plans. In December 2004, we commenced the Public Space Expansion and submitted the appropriate applications for reimbursement of this tax. As such, we released the $0.5 million valuation allowance on the 2003 credit and realized an additional credit of $2.4 million, representing 50% of the Adjusted Net Profits Tax paid in 2004. This $2.9 million aggregate state tax benefit is included in our accompanying statement of operations for the year ended December 31, 2004 and a state tax benefit of $1.9 million representing 50% of the Adjusted Net Profits Tax paid in 2005 is included in our accompanying statement of operations for the year ended December 31, 2005.

Based on New Jersey state income tax rules, we are eligible for a refundable state tax credit under the New Jersey New Jobs Investment Tax Credit because we made a qualified investment in a new business facility that created new jobs. The total estimated available credit is approximately $75 million over a five year period subject to certain annual conditions. We began receiving refunds related to this tax credit in early 2005. As such, we recorded approximately $23.0 million of net New Jobs Tax Credits during the three months ended December 31, 2004, comprised of New Jobs Tax Credits generated from the years ended December 31, 2003 and 2004. We recorded approximately $18.7 million of net New Jobs Tax Credits for the year ended December 31, 2005 and expect to generate net New Jobs Tax Credits for each of the years ending December 31, 2006 through December 31, 2007, of approximately $16.8 million per year. We may also be entitled to incremental New Jersey New Jobs Investment Tax Credits as a result of our expansion projects as discussed in Note 1.

The following tables present our state income tax benefit and related deferred tax assets. For tax years ended prior to obtaining our casino license on July 3, 2003, we were not subject to New Jersey state income taxes. Accordingly, the tax attributes as of July 3, 2003 are subsequently reflected as a component of the net deferred state tax assets and the benefit from state income taxes as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003.

A summary of the benefit from state income taxes is as follows (in thousands):

	Year Ended December 31,
	2005	2004	2003
State
Current	$(4,037)	$(15,761)	$2,128
Deferred	2,734	5,972	(5,615)

Benefit from state income taxes	$(1,303)	$(9,789)	$(3,487)

The following table provides reconciliations between the state statutory rate and the effective income tax rates where both are expressed as a percentage of income.

	Year Ended December 31,
	2005	2004	2003
Tax provision (benefit) at state statutory rate	9.0%	9.0%	(9.0)%
New jobs investment tax credit	(11.0)	(11.8)	(35.4)
Adjusted net profits tax	2.2	3.8	4.0
Adjusted net profits tax credit	(1.1)	(1.9)	(2.0)
Other, net	0.1	0.2	0.6
Valuation allowance	—	(7.2)	37.4
State income tax attributes (effect of change of tax status)	—	—	(10.2)

Total state income tax benefit	(0.8)%	(7.9)%	(14.6)%

The components comprising the Company’s net deferred state tax asset (liability) are as follows (in thousands):

	December 31,
	2005	2004
Deferred state tax assets:
Preopening expenses amortized for tax purposes	$2,716	$4,076
State tax credit carryforwards	1,657	—
Provision for doubtful accounts	921	637
Reserve for employee benefits	387	179
Reserve differential for gaming activities	294	576
Derivative financial instruments market adjustment	—	580
Other	561	86

Gross deferred state tax asset	6,536	6,134

Deferred state tax liabilities:
Difference between book and tax basis of property	9,480	5,419
Other	350	493

Gross deferred state tax liability	9,830	5,912

Net deferred state tax asset (liability)	$(3,294)	$222

The items comprising our deferred income taxes as presented on the accompanying consolidated balance sheets are as follows (in thousands):

	December 31,
	2005	2004
Current deferred income tax asset	$1,178	$487
Non-current deferred income tax liability	(4,472)	(265)

Net deferred state tax asset (liability)	$(3,294)	$222

Note 8. Commitments and Contingencies

Future Minimum Lease Payments

Future minimum lease payments required under noncancelable operating leases (principally for land, see Note 4) as of December 31, 2005 are as follows (in thousands):

2006	$8,525
2007	7,684
2008	6,897
2009	5,718
2010	5,149
Thereafter	293,586

Total	$327,559

For the years ended December 31, 2005, 2004 and 2003, total rent expense was $6.8 million, $7.0 million and $4.5 million, respectively, portions of which were capitalized on the accompanying consolidated balance sheets and portions of which were included in the accompanying consolidated statements of operations.

Utility Contract

In 2005, we amended our executory contracts with a wholly-owned subsidiary of a local utility company extending the end of the terms to 20 years from the opening of our Rooms Expansion. The utility company provides us with electricity and thermal energy (hot water and chilled water). Obligations under the thermal energy executory contract contain both fixed fees and variable fees based upon usage rates. The fixed fee components under the thermal energy executory contract are currently estimated at approximately $6.5 million per annum. We also committed to purchase a certain portion of our electricity demand at essentially a fixed rate which is estimated at approximately $4.8 million per annum. Electricity demand in excess of the commitment is subject to market rates based on our tariff class.

Investment Alternative Tax

The New Jersey Casino Control Act provides, among other things, for an assessment of licensees equal to 1.25% of their gross gaming revenues in lieu of an investment alternative tax equal to 2.5% of gross gaming revenues. Generally, we may satisfy this investment obligation by investing in qualified eligible direct investments, by making qualified contributions or by depositing funds with the New Jersey Casino Reinvestment Development Authority (“CRDA”). Funds deposited with the CRDA may be used to purchase bonds designated by the CRDA or, under certain circumstances, may be donated to the CRDA in exchange for credits against future CRDA investment obligations. CRDA bonds have terms up to fifty years and bear interest at below market rates.

We entered into a tri-party agreement with the CRDA and MAC committing up to $14 million of our CRDA deposit obligations to the proposed Venice Park Bulkhead Project (the “Bulkhead Project”). Under this agreement, MAC is solely responsible for funding any and all hard and soft costs and expenses of designing, permitting, engineering, developing, consulting, equipping, and opening the Bulkhead Project. As of July 2005, we have fully funded our $14 million of CRDA obligations, based upon 1.25% of gross gaming revenues. The CRDA will hold these funds in a segregated account and will reimburse MAC for their costs associated with the Bulkhead Project. As of December 31, 2005, $0.4 million has been reimbursed to MAC from these funds. In the event that the Bulkhead Project is not fully consummated, we would be required to make expenditures for housing projects in Atlantic City with the remaining funds. Our additional funds, based on 1.25% of gross gaming revenues, above the $14 million are now available for other qualifying investments under the New Jersey Statutes which control such investments. As of December 31, 2005, we have $6.1 million of funds available for other qualifying investments. A full valuation allowance has been provided for the Bulkhead Project as the Company could not determine that such amounts would have any net realizable value and a 33% valuation allowance has been provided for the other qualifying investments, most likely eventual investments in CRDA bonds, as CRDA bonds bear interest at below market rates. Accordingly, expense of $4.7 million, $8.0 million and $3.3 million, respectively, is included in selling, general and administrative expenses on the accompanying consolidated statements of operations for the years ended December 31, 2005, 2004 and 2003.

Grant and Donations Agreement

In June 2004, Borgata and the eleven other casinos in the Atlantic City gaming market (collectively, the “Casinos”) entered into a Grant and Donations Agreement (the “Agreement”) with the New Jersey Sports & Exposition Authority (the “NJSEA”) and the CRDA in the interest of deferring or preventing the proliferation of competitive gaming at New Jersey racing tracks.

Under the terms of the Agreement, the Casinos shall pay to the NJSEA $34 million to be used for certain authorized purposes (the “Authorized Uses”) as defined by the Agreement. The $34 million to be paid by the Casinos shall be payable over a four year period as follows: $7 million was paid October 15, 2004; $8 million was paid October 15, 2005; $9 million will be paid on or before October15, 2006; and $10 million will be paid on or before October 15, 2007. In the event any of the $34 million is not used by NJSEA for the Authorized Uses by January 1, 2009, the unused funds shall be returned by NJSEA to the Casinos pro rata based upon the share each casino contributed. For each year, each casino’s share of the $34 million will equate to a percentage representing its gross gaming revenue for the twelve months ending June 30th prior to the October 15 payment date compared to the gross gaming revenues for that period for all Casinos. The Casinos, individually and collectively, shall be responsible for the payment of all amounts due. In the event that any casino shall fail to make its payment as required, the remaining Casinos shall pay a pro rata share of the defaulted payment based upon their share of the gross gaming revenue for the period as compared to the gross gaming revenues for the period for all Casinos calculated without the gross gaming revenue of the defaulting casino. As a result, we will expense our pro rata share of the $34 million, estimated to be approximately $4.7 million in total using our actual and forecasted market share of gross gaming revenue, on a straight line basis over the applicable term of the Agreement. Based upon the gross gaming revenues for all Casinos for the twelve months ended June 30, 2005, our share of the $8 million paid on October 15, 2005 was approximately 13.9%, or $1.1 million. Based upon the gross gaming revenues for all Casinos for the twelve months ended June 30, 2004, our share of the $7 million paid on October 15, 2004 was approximately 12.0%, or $0.8 million. We recorded an expense of $1.1 million and $0.5 million for the years ended December 31, 2005 and 2004, respectively.

Also under the terms of the Agreement, the CRDA approved donations in the aggregate amount of $62 million from the Casino’s North Jersey Obligations (pursuant to the New Jersey Casino Control Act) for certain uses as defined by the Agreement including casino projects approved pursuant to rules of the CRDA. The CRDA shall credit 100% of the donations received from each casino against that casino’s obligation to purchase bonds. The donation shall provide that each casino’s share of the $62 million will equate to a percentage representing its gross gaming revenue for the twelve months ended June 30, 2004 compared to the gross gaming revenues for that period for all Casinos. Each casino’s respective annual donation shall be made first from uncommitted current and future funds in the North Jersey Project Fund established in accordance with the CRDA Urban Revitalization Act of that Casino and shall be credited as fulfilling said obligation on behalf of the particular casino making the payment. To the extent such North Jersey Project funds of that casino are not adequate to pay a Casino’s share of the required donations, then that casino’s other uncommitted current and future North Jersey Obligations shall be utilized. As a result, we will expense our pro rata share of the $62 million on a straight line basis over the applicable term of the Agreement; however, our Rooms Expansion project may qualifiy, pursuant to rules of the CRDA, for eligibility to receive future credits of approximately $6.8 million under this Agreement. Based upon the gross gaming revenues for all Casinos for the twelve months ended June 30, 2004, our share of the $62 million is approximately 12.0%, or $7.4 million. We recorded an expense of $1.6 million and $0.8 million for the years ended December 31, 2005 and 2004, respectively. Based on current gross gaming revenue projections, we expect it will take approximately 10 to 12 years to fully fund this obligation as the third quarter of 2006 is the first quarter we are subject to fund North Jersey Obligations.

Legal Matters

We are subject to various claims and litigation in the normal course of business. In our opinion, all pending legal matters are either adequately covered by insurance, or if not insured, will not have a material adverse impact on our financial position, results of operations or cash flows.